Hewitt Associates, Inc. 100 Half Day Road Lincolnshire, IL 60069 Tel 847.295.5000 Fax 847.295.7634 www.hewitt.com

September 4, 2009

VIA FACSIMILE AND EDGAR

Mr. Kevin Woody

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hewitt Associates, Inc.
Form 10-K for the fiscal year ended September 30, 2008
File No. 1-31351

Dear Mr. Woody:

On behalf of Hewitt Associates, Inc. (the “Company”), this letter responds to the Commission’s letter dated July 23, 2009 to Mr. John Park containing the Staff’s comments with respect to the above-referenced filing. For your convenience, each of the Staff’s comments is reprinted in bold below. The Company will comply with these comments in future filings in substantially the same manner set forth or indicated in the responses below to the extent then applicable.

Schedule 14A Proxy Statement

Compensation Discussion and Analysis, page 15

(1) Base Salary, page 18

1.

We note your response to comment 1 in our letter dated June 2, 2009 and have reviewed your proposed revisions to the CD&A disclosure. In your revisions, you state that your chief financial officer’s base salary is slightly above the 50th percentile to which you benchmark salaries, but you do not provide further explanation as to why Mr. Park’s salary is higher other than stating that it is “consistent with the Company’s philosophy and compensation objectives.” Please provide disclosure that elaborates as to why Mr. Park’s base salary is slightly above the 50th percentile. For example, on page 17, you state that you may deviate from the 50th percentile in order to engage the “best talent in critical functions.” Please explain what aspects of Mr. Park’s talent, performance and background were considered in making the determination to deviate his salary from the 50th percentile.

Mr. Park was hired at an annual salary of $500,000, which was the negotiated amount required to attract him to the Company. Mr. Park’s current salary of $520,000 reflects a 4% performance increase received in December 2006, which was in-line with company-wide merit guidance and reflected his strong performance for that year. Mr. Park’s salary has not increased in the last two pay reviews in 2007 and 2008, consistent with other executive team members. Therefore, Mr. Park’s current salary level is largely a result of the negotiation process upon joining the Company.

Kevin Woody

United States Securities and Exchange Commission

September 4, 2009

(2) Long-term Incentives, page 20

2.

Please refer to comment 1 above. We note that your “CEO’s grant value was somewhat above the market 50th percentile and that grant values for other Named Executive Officers were somewhat below the market….” Please expand your discussion to disclose what specific aspects of a named executive officer’s performance, role and expected contributions were considered in determining long-term incentive awards.

Though the Compensation and Leadership Committee (the “Committee”) considers the market data mid-range (plus/minus 10% of the median) as a measure of the market 50th percentile, the Committee exercises its judgment in determining Named Executive Officer (“NEO”) long-term incentive awards. For example, in addition to external market data, the Committee considers individual performance, criticality of role, retention value of existing long-term incentive awards, previous award amounts and expected future contributions.

With regard to Mr. Fradin, the entire Board of Directors assessed his performance and recognized his leadership in returning the Company to profitability. The Company’s financial performance improved significantly in many key financial categories including: Earnings Per Share, which was $1.85 per diluted share in fiscal 2008 compared to a loss of $1.62 per diluted share in the prior year; and Net Income, which was $188.1 million in fiscal 2008 compared to a net loss of $175.1 million in the prior year. The Board further intends that Mr. Fradin will continue to lead the Company in the future and the 2008 long-term incentive award was designed to strengthen the retention value of his total long-term incentive package.

Regarding the other NEOs, the Committee considered the same factors discussed above. While 2008 award values were below market, they were generally higher than the prior-year award values and reflected a purposeful progression toward market levels.

(3) Fiscal 2008 Bonus Payments, page 20

3.	Your disclosure should be clear as to how the payout levels for each named executive officer were determined. Please revise your response to briefly describe how you determined the payout percentages calculated under subsection “Bonus Plan Financial Results.” For example, explain how you arrived at a 196% payout for actual results of $334.0 million compared to target results of $301.4 million. Please also describe how the payouts in this subsection correlate to payouts in the table for each named executive officer. For example, explain how you arrived at a 198% payout for Mr. Fradin based on Hewitt Financial Goals when the two payout percentages underlying were 196% and 187%. Please provide comparable disclosure for the qualitative objective results.

The disclosures provided herein should be read in conjunction with bonus information provided in the previous reply dated July 10, 2009. In future filings, the Company will provide a consolidated bonus disclosure with substantially the same content set forth or indicated in the responses to the extent then applicable.

There is generally a linear relationship between the bonus awarded and the actual results relative to minimum, target and maximum bonus goals. Achievement of goals at threshold, target, or maximum

Kevin Woody

United States Securities and Exchange Commission

September 4, 2009

levels results in a 0%, 100%, or 200% payout, respectively. The Company provided targets in its previous reply and, in order to be clear about how financial metric bonus payout results provided in the Company’s last reply were determined, the Company is providing the minimum and maximum levels.

Hewitt Underlying Operating Income: The bonus goals were $243.9 million at threshold and $335.3 million at maximum. (1)

Hewitt Direct Revenue: The bonus goals were $2.943 billion at threshold and $3.093 billion at maximum (as compared to the bonus plan normalized revenue of $3.088 billion, as discussed in the July 10, 2009 response to the Commission).

Benefits Outsourcing Operating Income: The bonus goals were $360.4 million at threshold and $406.5 million at maximum.

Benefits Outsourcing North America Revenue: The bonus goals were $1.376 billion at threshold and $1.503 billion at maximum.

HR Business Process Outsourcing Operating Income: The bonus goals were $146.5 million loss at threshold and $111.2 million loss at maximum.

HR Business Process Outsourcing Revenue: The bonus goals were $451.8 million at threshold and $493.6 million at maximum.

Regarding Voluntary Turnover and Employee Engagement, there is generally a linear relationship between the bonus awarded and the percentage year-over-year improvement. Regarding the other qualitative objectives (i.e., Build for the Future, Management and Associate Development, etc.), the Committee exercised judgment in determining the bonus payout percentage. There was no rating system upon which payouts were determined, making the payouts entirely based on the judgment of the Committee.

The Company had originally disclosed in its proxy (and has included below) a summary of bonus plan weightings and payouts which combined multiple metrics into three groups. In this reply, the Company is providing measure weighting which, with reference to the underlying metric results in the Company’s previous response to the Commission dated July 10, 2009, will explain how the payout amounts were calculated.

Fiscal 2008 Bonus Payouts	Hewitt Financial & Quantifiable Goals		Segment Financial Goals		Qualitative Objectives		Aggregate Payout Level
Name	Weight	Payout	Weight	Payout	Weight	Payout
Russell P. Fradin	75%	198%			25%	138%	183%
John J. Park	70%	198%			30%	122%	175%
Perry O. Brandorff							100%
Julie S. Gordon	40%	197%			60%	91%	133%
Jay C. Rising	10%	197%	65%	127%	25%	124%	133%
Kristi A. Savacool (2)	29%	198%			71%	129%	149%

(1)	Note that the bonus plan payout was 200% as compared with 196% that was indicated in the previous response. The 196% represents the Hewitt Underlying Operating Income result for the Performance Share Unit (“PSU”) plan. The bonus plan allows for adjustments to be made to exclude certain non-recurring charges and unusual items, and with these adjustments, resulted in Hewitt Underlying Operating Income that exceeded the bonus plan maximum, resulting in a 200% payout. The PSU plan does not allow for these adjustments.
(2)	Note that the Company has made minor adjustments to Ms. Savacool’s payout results to reflect rounding on pro-rata weightings and results based on time in two different roles during the year as disclosed below.

Kevin Woody

United States Securities and Exchange Commission

September 4, 2009

For Mr. Fradin, Hewitt Financial and Quantifiable goals were 55% Hewitt Underlying Operating Income, 10% Hewitt Direct Revenue and 5% each for Turnover and Engagement. Qualitative objectives were 12.5% each for Build for the Future and Management Development. Specifically addressing how the Company determined Mr. Fradin’s payout of 198% based on the Hewitt Financial and Quantifiable Goals when the two payout percentages underlying were 196% and 187%, refer to footnote (1) on the previous page regarding the result for Hewitt Underlying Operating Income as well as the weightings disclosed herein.

For Mr. Park, Hewitt Financial and Quantifiable goals were 50% Hewitt Underlying Operating Income, 10% Hewitt Direct Revenue and 5% each for Turnover and Engagement. Qualitative objectives were 10% each for Business Controls, Build for the Future and Management Development.

For Ms. Gordon, Hewitt Financial and Quantifiable goals were 20% Hewitt Underlying Operating Income, 10% Hewitt Direct Revenue and 5% each for Turnover and Engagement. Qualitative objectives were 45% Client Market Leadership results and 7.5% each for Build for the Future and Management Development.

For Mr. Rising, Hewitt Financial and Quantifiable goals were 7.5% Hewitt Underlying Operating Income and 2.5% for Hewitt Direct Revenue. Segment Financial goals applied only to Mr. Rising. Metrics and weighting were as follows: Benefits Outsourcing Operating Income 20%, Benefits Outsourcing North America Revenue 10%, HR Business Process Outsourcing Operating Income 20%, HR Business Process Outsourcing Revenue 5%, Benefits Outsourcing Recurring Sales 10%. Benefits Outsourcing Recurring Sales is an internal measure of long-term revenue from new sales and resulted in a 111% bonus payout for this measure. Qualitative objectives were 10% each for Build for the Future and Management Development and, since measured at segment level, also included 2.5% each for Outsourcing Turnover and Engagement.

Ms. Savacool held two positions during the fiscal year and, therefore, had two separate bonus plans under which she was paid for the year. The metric weightings are a combination of the two plans and reflects prorating based on time in each position. Hewitt Financial and Quantifiable goals were 15.9% Hewitt Underlying Operating Income, 7.9% Hewitt Direct Revenue and 2.5% each for Turnover and Engagement. Qualitative objectives were 20.4% Lean Program results, 40.8% Build for the Future and 10% Management Development.

Kevin Woody

United States Securities and Exchange Commission

September 4, 2009

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (847) 442-2819.

Sincerely,

By:	/s/ John J. Park
John J. Park
Chief Financial Officer